Mail Stop 3561

March 28, 2008

Thomas W. Dickson
Chairman, President and Chief Executive Officer
Ruddick Corporation
301 S. Tryon Street, Suite 1800
Charlotte, North Carolina 28202

> **Re:** **Ruddick Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 2, 2008**
> **File No. 001-06905**

Dear Mr. Dickson:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Outlook, page 15

1. Please expand on the discussion of American & Efird's foreign sales and acquisitions and its strategy of increasing its presence in such global markets. In your discussion of the Results of Operations, you state that a "major challenge" facing the company is the geographic shift of its customer base. Please expand on

this geographic shift, detailing the relevant countries and trends. In doing so, please explain how you will continue to pursue "business acquisitions that will diversify its product lines" and pursue "joint ventures and other investments."

Capital Resources and Liquidity, page 16

2. We note your indication that the covenants of the Company's long-term debt agreements limit the total indebtedness that the Company may incur. Please revise to disclose these limits so as to provide a basis for your belief that such limits will not restrict the Company's ability to meet future liquidity requirements, particularly in light of your stated intent to finance future expansions with borrowings under the Company's revolving line of credit.

Statements of Consolidated Cash Flows, page 29

3. Please tell us why cash proceeds from partnership distributions are classified as investing cash flows as opposed to operating cash flows. Refer to paragraph 22.b. of SFAS 95.

Summary of Significant Accounting Policies, page 30

Investments, page 32

4. Please revise your disclosures with respect to equity and cost method investments to comply with the presentation and disclosure requirements in paragraphs 19.c. and 20 of APB 18 and paragraph 18 of FSP FAS 115-1 and FAS 124-1. If you believe these disclosures are not required, please explain.

Item 9A. Controls and Procedures, page 48

5. You state that your certifying officers concluded that your disclosure controls and procedures were effective "to ensure that information required to be disclosed by [you] in [your] reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission rules and forms." In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were also effective to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Additionally, please confirm to

us that your conclusions regarding effectiveness would not change had these statements been included in this filing and in your Form 10-Q for the quarterly period ended December 30, 2007.

Definitive Proxy Statement on Schedule 14A as filed January 2, 2008

Compensation Discussion & Analysis (CD&A), page 19

6. We note your inclusion of the principal executive officer and principal financial officer and the two other highest compensated executives in the CD&A. Please include the next-highest compensated executive as well or tell us why you have excluded this person. See Item 402(a) of Regulation S-K.

Compensation Setting Process, page 19

7. Please expand the discussion under "Compensation Setting Process" to address in more detail the company's use of the surveys with particular emphasis on how the surveys used resulted in the compensation decisions made by the company. For example, we note your statement that the goal of the compensation committee is to tie executive compensation to the compensation of executives in companies that have achieved similar performance. You also state that the executives' overall compensation was consistent with the median compensation in the compensation surveys, while the company's performance was above the median compared to its peer companies. Tell us whether you intend for your overall compensation to be benchmarked to the median compensation found in the surveys or if you benchmark to some other measurement. Considering the company's performance was above the median, tell us whether that caused you to alter your target compensation relative to the surveyed companies.

8. We note your indication that the information provided by the consultant and other relevant data assisted you in determining the appropriate mix of short-term and long-term compensation for the NEOs. Please tell us what information you used, if not the surveys you mentioned above, and what you determined to be the appropriate mix of short-term and long-term compensation for the NEOs.

Elements of Compensation, page 21

9. Please discuss why the compensation committee chose salary increases consistent with the median of the compensation surveys. Please reconcile this approach with the statement under "Compensation Setting Process" on page 19 that the goal of the compensation committee is "overall compensation in line with companies that have achieved performance similar to that of the Company."

10. Revise to discuss in greater detail the personal performance objectives and corporate operating results upon which you based your increase of base salaries.

11. In your discussion of annual cash incentive bonuses, you mention that the various performance criteria used by you, such as the NOPAT Return, are widely understood performance measures utilized in the applicable industries in which the Company and the operating subsidiaries operate. Please revise to explain why these measurements are widely understood in such industries.

2007 Cash Incentive Plan Awards, page 22

12. Please revise to discuss any material differences in the policies and decisions being made with respect to compensation paid to different named executive officers. For example, we notice that there is some disparity in the amounts paid to your named executive officers with respect to their annual bonuses, however, this discussion does not appear to address how those disparities are determined.

13. It does not appear that you have disclosed the performance objectives necessary for the executives to receive the performance shares you discuss here. Please disclose or, to the extent you believe disclosure of the company's and individual's performance targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the performance targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

Perquisites and Other Benefits, page 25

14. Please expand the discussion of the company's perquisites and fringe benefits to address why these elements of compensation are important to the company and how they support the company's compensation philosophy and goals. Please address how the company's compensation philosophy supported the selection of these particular perquisites and fringe benefits.

Potential Payments Upon Termination of Employment or Change in Control, page 35

15. With respect to the potential payments upon termination or change in control, please discuss and analyze how the amounts of base salary and other amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or Robyn Manuel, Accounting Branch Chief at (202) 551-3823 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Attorney-Advisor, at (202) 551-3331, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director